EXHIBIT 99.1

FSD Pharma Provides Update on Celly Nu’s New Packaging for unbuzzd(TM)

TORONTO, ON / ACCESSWIRE / May 16, 2024 / FSD Pharma Inc. (NASDAQ:HUGE)(CSE:HUGE)(FRA:0K9A) ("FSD Pharma"), provides an update by way of a news release issued by Celly Nutrition Corp. ("Celly Nu"), its new packaging and logo of unbuzzd™ expected to launch this summer, an innovative beverage product that is scientifically formulated from a proprietary blend of vitamins, minerals and botanical extracts designed to support the body's natural processes for metabolizing alcohol and promoting alertness.

On May 16, 2024, Celly Nu and SIX+ONE unveil new packaging and logo for unbuzzd™ expected to launch this summer:

Toronto, Ontario, May 16, 2024 - Celly Nutrition Corp, makers of unbuzzd™, a pioneering beverage company for innovative, cutting-edge alcohol metabolizing technology for recreational use products, is thrilled to announce the launch of its newly designed packaging and logo, meticulously crafted in collaboration with the renowned branding agency, Six+One. This launch signifies a pivotal moment in unbuzzd's journey in preparation for the expected launch this summer.

The newly introduced packaging and logo blend a playful, energetic, and unexpected aesthetic with a fresh, upscale finish. This combination not only reflects a premium and distinct look but also captures unbuzzd's unique personality, resonating with a diverse audience ranging from college students to working professionals, and even those golfers who are mindful of family commitments.

The design features a vibrant green and yellow color scheme that hints at the beverage's "clear-eyed citrus" flavor, appealing to a broad demographic of drinkers. The fluid and fun logo is designed to connect with consumers on a deeper level, striking a refreshing balance between enjoyment and responsibility.

John Duffy, CEO of Celly Nutrition, expressed his excitement about the new branding, stating, "At unbuzzd, we view branding as a crucial element in connecting with our consumers. It goes beyond visual identity; it's about making a meaningful impact. Our design encapsulates this philosophy by merging fun with sophistication, proving that serious products can be both enjoyable and engaging."

Eric Rojas, Founder of Six+One, elaborated on the design choices, "We chose a deep natural green and a sunny yellow to reflect the vibrant, citrusy essence of the drink. It's crucial for us to find the overlap of fun and science, ensuring the brand remains accessible yet distinctive."

The design extends to all packaging formats, including a 12 oz slim can, powder sticks, and outer pouch packaging. Six+One faced the challenge of balancing personality with purpose in a way that speaks to consumers. While the packaging is fun, sophisticated, and inviting, it also highlights that the product is developed by world-class R&D in Pharmacology and Medicine. It emphasizes key benefits like promoting alcohol metabolism, restoring mental clarity, and rehydrating the body. Furthermore, it underlines the importance of responsible drinking, with a clear message that the only safe way to drive is with a 0.0% BAC.

This branding initiative is a testament to unbuzzd's dedication to evolution and connection, aligning with Six+One's philosophy of emphasizing a brand's purpose beyond its products. By focusing on meaningful consumer interactions, unbuzzd is poised to enrich the beverage experience and forge stronger connections across its diverse consumer base expected to start this summer.

About FSD Pharma

FSD Pharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD Pharma has also licensed unbuzzd™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nutrition Corp. ("Celly Nu") and is entitled to a royalty on the revenue generated by Celly Nu from sales of products created using the technology rights granted under the licensing agreement. FSD Pharma continues its R&D activities to develop novel formulations for alcohol misuse disorders and continues the development of such treatments for use in the healthcare sector. FSD Pharma maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "plans", "expects", "expected", "scheduled", "estimates", "intends", "anticipates", "hopes", "planned" or "believes", or variations of such words and phrases, or states that certain actions, events or results "may", "could", "would", "might", "potentially" or "will" be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release, including those relating to Celly Nu and its launch of unbuzzd™; benefits, claims, and timelines with respect to unbuzzd™; details of the partnerships of Celly Nu, including the stated benefits of the BevSource partnership; the Company's business and goals, including the continued research and development of Lucid-MS, unbuzzd™, novel formulations for alcohol misuse disorders, and treatments for use in the healthcare sector; and the continued maintenance of its strategic investment portfolio. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements, of which assumptions include: the Company will satisfy all applicable listing and regulatory requirements of the CSE and Nasdaq; the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; the Company's inability to benefit from Celly Nu and its launch of unbuzzd™; the Company's inability to realize upon the benefits, claims, and timelines with respect to unbuzzd™; the Company's inability to realize upon the stated benefit from the partnerships of Celly Nu; the Company's inability to carryout its business and goals, including the continued research and development of Lucid-MS, unbuzzd™, novel formulations for alcohol misuse disorders, and treatments for use in the healthcare sector; and the Company's inability to maintain its strategic investment portfolio. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the timing and ability to satisfy all applicable listing and regulatory requirements of the CSE and Nasdaq; the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; the Company's inability to benefit from Celly Nu and its launch of unbuzzd™; the Company's inability to realize upon the benefits, claims, and timelines with respect to unbuzzd™; the Company's inability to realize upon the stated benefit from the partnerships of Celly Nu; the Company's inability to carryout its business and goals, including the continued research and development of Lucid-MS, unbuzzd™, novel formulations for alcohol misuse disorders, and treatments for use in the healthcare sector; and the Company's inability to maintain its strategic investment portfolio. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company's annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and with the SEC on EDGAR (www.sec.gov), including the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2023, the Prospectus and Registration Statement, each under the heading "Risk Factors". This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

The Company makes no medical, treatment or health benefit claims about unbuzzd™. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated any claims regarding unbuzzd™. The efficacy of such products have not been confirmed by approved research. Rigorous scientific research and clinical trials are needed. No clinical trials for the use of the Company's proposed products have been conducted. Any references to quality, consistency, efficacy and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials.

Neither the CSE nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts:

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com

SOURCE: FSD Pharma Inc.